

December 1, 2022

Pamela Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, IL 60601

> **Re: OppFi Inc.**
> **Form 10-K filed March 11, 2022**
> **Response dated October 11, 2022**
> **File No. 001-39550**

Dear Pamela Johnson:

We have reviewed your October 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Form 10-K filed March 11, 2022

Note 18. Earnings Per Share, page 130

1.   Please refer to comment 2. Given the quantitative significance of the error to diluted earnings per share, among other factors, we disagree with the Company's conclusion that the errors were not material. Please amend the applicable periodic filings to present restated financial statements reflecting the correction of an error in accordance with ASC 250, file a Form 8-K Item 4.02, and reconsider whether there was a deficiency in the internal control over financial reporting that was a material weakness which is required to be disclosed.

      You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance